UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One): |_| Form 10-K |_| Form 20-F |_| Form 11-K |X| Form 10-Q
             |_| Form N-SAR

[ ] For Period Ended: March 31, 1998
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ]Transition Report on Form N-SAR
For the Transition Period Ended:_______________________________________________

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Read Instruction (on back page) Before Preparing Form.  Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION
   Franklin Credit Management Corporation
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Full Name of Registrant
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Former Name if Applicable
    Six Harrison Street
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Address of Principal Executive Office (Street and Number)
    New York, NY 10013
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b- 25(b), the following should be completed. (Check box if appropriate)

       [x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
       [x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR,or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and



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       [ ] (c) The  accountant's  statement  or other  exhibit  required by Rule
12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

See Rider I
                                              (Attach Extra Sheets if Needed)
                                                              SEC 1344 (6/93)

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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification
    Glenn G. Eckert            (212)             925-8745
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         (Name)              (Area Code)       (Telephone Number)

(2) Have all other period reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no,
    identify report(s).                                         |X| Yes |_| No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 |X|Yes |_| No
    If  so,  attach  an  explanation  of  the  anticipated   change,   both
    narratively and quantitatively,  and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
    See Rider II
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                     Franklin Credit Management Corporation
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date     5/18/98                        By   /s/ Joe Caiazzo
                                        Joseph Caiazzo, Chief Operating Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
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    Intentional  misstatements or omissions of fact constitute Federal Criminal
    Violations (See 18 U.S.C. 1001).
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                                     Rider I



     Due to delay in completing its financial statement for the year ended December 31, 1997, the Company's Form 10-QSB for the fiscal quarter ended March 31, 1998 was not completed before the deadline for filing. The registrant believes that its Form 10-QSB will be filed within the grace period provided for under Rule 12b-25.









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                                    Rider II



     Registrant estimates its results of operations for the fiscal quarter ended March 31, 1998 will have decreased to an operating loss of $1.4 million from an operating loss of $187,000 for the fiscal quarter ended March 31, 1997. The principal factors accounting for this decrease were decreased purchase discount earned primarily reflecting the Company's strategy of selling performing assets and increased foreclosures of new loans in the Company's portfolio; increased costs related to the ramp-up of the Company's wholly-owned mortgage banking subsidiary; increased losses on sale of OREO assets as the Company sought to dispose of certain of its longer-held non-income producing OREO; and increased salary and benefits costs as the Company upgraded the quality of its staff in certain areas.